Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

LAUNCH OF RMB COUNTER

Reference is made to the announcement of Baidu, Inc. (the “Company”) dated March 31, 2023 in relation to the application for addition of a RMB counter (the “Announcement”). Unless otherwise stated, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that the launch of its RMB counter will be effective on June 19, 2023 (the “Effective Date”). From the Effective Date, the Company will become a security with counters denominated in HKD and RMB and designated by the Stock Exchange as dual counter security in accordance with the Rules of the Exchange. The details of the Company’s HKD and RMB counters are as follow:

HKD Counter:		RMB Counter:
Stock code	: 09888	Stock code	: 89888
Stock short name	: BIDU-SW	Stock short name	: BIDU-SWR
(English)		(English)
Stock short name	: 百度集團 -SW	Stock short name	: 百度集團-SWR
(Chinese)		(Chinese)
Board lot size	: 50 ordinary shares	Board lot size	: 50 ordinary shares

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, June 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

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